UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOUNTAIN HIGH ACQUISITIONS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62405W100

(CUSIP Number)

David L. Ficksman

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, California 90067

(310) 789-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83362P102	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON David Aquino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,865,385
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 40,865,385
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,865,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES excludes shares owned by Gwen Aquino, Mr. Aquino’s spouse ¨X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.316%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83362P102	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.0001 per share, of Mountain High Acquisitions Corp., a Colorado corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 4350 Executive Drive, Suite 200, San Diego, CA 92121.

Item 2.	Identity and Background.

This Report is being filed on behalf of David Aquino ( the “Reporting Person”).

The address of the Reporting Person is 30 Cipresso, Irvine, CA 92618.

The Reporting Person’s principal occupation is as Chief Operating Officer of the Issuer.

The Reporting Person is a United States citizen

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective March 8,2021 (the “Effective Date”), the Company, on the one hand, and the Reporting Person and Gwen Aquino, his spouse (the “Shareholders”), on the other hand, entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which the Shareholders exchanged 100% of the capital stock of Kafkaford Holdings, Inc. for an aggregate of 48,076,923 restricted shares of the Company in accordance with the following schedule: 40,865,385 shares to the Reporting Person and 7,211,538 shares to Gwen Aquino, his spouse.

Item 4.	Purpose of the Transaction

The information set forth in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 3 above is incorporated herein by reference.

(a)       The Reporting Person is the record owner of 40,865,385 shares of the Company’s Common Stock representing 8.316% of the Company’s outstanding Common Stock

(b)       As a result of the Exchange Agreement the Reporting Person has the sole power to vote or direct the vote or to dispose or direct the disposition of 40,865,385 shares. The number of shares beneficially owned by the Reporting Person does not include shares owned by his spouse, Gwen Aquino, as to which the Reporting Person disclaims beneficial ownership

(c)(e) Not applicable.

CUSIP No. 83362P102	13D	Page 4 of 5 Pages

(c)-(e) Not applicable

Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Person.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description of Exhibit
A	Exchange Agreement. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 15,2021.

CUSIP No. 83362P102	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2021	/s/ David Aquino
David Aquino